UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COLONY STARWOOD HOMES

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

19625X102

(CUSIP Number)

Thomas J. Barrack, Jr.

Colony Capital, Inc.

515 S. Flower Street, 44th Floor

Los Angeles, California 90071

(310) 282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 17 Pages

CUSIP No. 19625X102	Page 2 of 17 Pages

1	Names of Reporting Persons THOMAS J. BARRACK, JR.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 8,102,004
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,102,004
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,102,004
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 19625X102	Page 3 of 17 Pages

1	Names of Reporting Persons COLONY AMERICAN HOMES HOLDINGS I, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 19625X102	Page 4 of 17 Pages

1	Names of Reporting Persons COLONY AMERICAN HOMES HOLDINGS II, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 19625X102	Page 5 of 17 Pages

1	Names of Reporting Persons COLONY AMERICAN HOMES HOLDINGS III, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 19625X102	Page 6 of 17 Pages

1	Names of Reporting Persons COLONY AMERICAN HOMES HOLDINGS IV, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 19625X102	Page 7 of 17 Pages

1	Names of Reporting Persons COLONY DISTRESSED CREDIT FUND II, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC; OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,951,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,951,315
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,951,315
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.9%
14	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 19625X102	Page 8 of 17 Pages

1	Names of Reporting Persons SERIES X HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 19625X102	Page 9 of 17 Pages

1	Names of Reporting Persons MANAGER HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 19625X102	Page 10 of 17 Pages

1	Names of Reporting Persons COLCO STRATEGIC PARTNERS, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,673,215
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,673,215
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,673,215
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.6%
14	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 19625X102	Page 11 of 17 Pages

1	Names of Reporting Persons COLONY CAPITAL CAH, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,464
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,464
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,464
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 19625X102	Page 12 of 17 Pages

1	Names of Reporting Persons COLONY AH MEMBER, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,288,767
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,288,767
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,288,767
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.3%
14	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 19625X102	Page 13 of 17 Pages

1	Names of Reporting Persons CCCAH MANAGEMENT PARTNERS, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 135,243
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 135,243
11	Aggregate Amount Beneficially Owned by Each Reporting Person 135,243
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 19625X102	Page 14 of 17 Pages

This amendment (“Amendment”) supplements the information set forth in the Schedule 13D filed by Thomas J. Barrack, Jr., a U.S. citizen (“Mr. Barrack”), Colony American Homes Holdings I L.P., a Delaware limited partnership (“Holdings I”), Colony American Homes Holdings II, L.P., a Cayman Islands exempted limited partnership (“Holdings II”), Colony American Homes Holdings III, L.P., a Delaware limited partnership (“Holdings III”), Colony American Homes Holdings IV, L.P., a Cayman Islands exempted limited partnership (“Holdings IV”), Colony Distressed Credit Fund II, L.P., a Delaware limited partnership (“CDCF II”), Series X Holdco, LLC, a Delaware limited liability company (“Series X”), and Manager Holdco, LLC, a Delaware limited liability company (“Manager Holdco,” which, together with Holdings I, Holdings II, Holdings III, Holdings IV, CDCF II and Series X, constitute the “Original Funds,” which, together with Mr. Barrack, constitute the “Original Reporting Persons”) with the United States Securities and Exchange Commission on January 15, 2016 (as amended, the “Schedule 13D”) relating to the shares of the Common Shares, par value $0.01 per share (the “Shares”) of Colony Starwood Homes, a Maryland real estate investment trust (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Due to the transactions described in Item 4, the following entities shall jointly file this Amendment as new reporting persons: ColCo Strategic Partners, L.P., a Cayman Islands exempted limited partnership (“ColCo”), Colony Capital CAH, L.P., a Delaware limited partnership (“ColCap CAH”), Colony AH Member, LLC, a Delaware limited liability company (“Col AH”) and CCCAH Management Partners, LLC, a Delaware limited liability company (“CCCAH” and together with ColCo, ColCap CAH and Col AH, the “New Reporting Persons” and each a “New Reporting Person”). Mr. Barrack is the direct or indirect control person of the general partner or the managing member, as the case may be, of each of the New Reporting Persons.

The principal business address of each New Reporting Person is 515 S. Flower St., 44th Floor, Los Angeles, CA 90071. A joint filing agreement, by and among each Original Reporting Person and New Reporting Person, is attached hereto as Exhibit 1.

During the last five years, no New Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such New Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following Original Funds no longer beneficially own Shares and will not be included as reporting persons in subsequent filings: Holdings I, Holdings II, Holdings III, Holdings IV, Series X and Manager Holdco.

The “New Funds” shall mean CDCF II, ColCo, ColCap CAH, Col AH and CCCAH.

CUSIP No. 19625X102	Page 15 of 17 Pages

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On October 5, 2016, each of Series X, and Manager Holdco, transferred all of its Shares to all its members on a pro rata basis and without consideration pursuant to the terms of its limited liability company agreement. Subsequently on October 5, 2016, in a series of transfers, each of certain entities controlled by Mr. Barrack, each with a direct or indirect interest in Series X or Manager Holdco, transferred all of its Shares to all of its members or limited partners, as applicable, on a pro rata basis and without consideration pursuant to the terms of its limited liability company agreement or limited partnership agreement, as applicable. Following on October 5, 2016, each of Holdings I, Holdings II, Holdings III, Holdings IV transferred all of its Shares to all its limited partners on a pro rata basis and without consideration pursuant to the terms of its partnership agreement. All Shares beneficially owned by Mr. Barrack remain subject to the Registration Rights Agreement following the transfers described herein.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Original Reporting Persons and the New Reporting Persons may be deemed collectively to be the beneficial owner of an aggregate amount of 8,102,004 Shares, which represent approximately 8.0% of the Issuer’s outstanding Shares. As the direct or indirect control person of the general partner or the managing member, as the case may be, of each of the New Funds, Mr. Barrack may be deemed to have sole power to vote and sole power to dispose of such Shares. Of this aggregate amount, CDCF II may be deemed to be the beneficial owner of 2,951,315 Shares, which represent approximately 2.9% of the Issuer’s outstanding Shares. ColCo may be deemed to be the beneficial owner of 2,673,215 Shares, which represent approximately 2.6% of the Issuer’s outstanding Shares. ColCap CAH may be deemed to be the beneficial owner of 53,464 Shares, which represent approximately 0.1% of the Issuer’s outstanding Shares. Col AH may be deemed to be the beneficial owner of 2,288,767 Shares, which represent approximately 2.3% of the Issuer’s outstanding Shares. CCCAH may be deemed to be the beneficial owner of 135,243 Shares, which represent approximately 0.1% of the Issuer’s outstanding Shares. Each of Holdings I, Holdings II, Holdings III, Holdings IV, Series X and Manager Holdco may be deemed to be the beneficial owner of no Shares, which represent 0% of the Issuer’s outstanding Shares.

The percentages calculated in the immediately foregoing paragraph are calculated based on a total of 101,489,794 Shares outstanding as of August 4, 2016 (based on the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2016).

(c) Except as set forth on Exhibit 2 hereto and as described in Item 4 herein, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Each of the Funds has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 19625X102	Page 16 of 17 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

On October 4, 2016, the Issuer and Starwood Capital Group Global, L.P. (“Starwood Capital”) and CFI CSFR Investor, LLC (“CFI Investor”), CDCF II, Series X, Manager Holdco, Holdings I, Holdings II, Holdings III and Holdings IV (together with CFI Investor, CDCF II, Series X, Manager Holdco, Holdings I, Holdings II, Holdings III, the “Colony Holders”) entered into an amended and restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”).

The Amended and Restated Registration Rights Agreement grants Starwood Capital and the Colony Holders (collectively, the “Holders”) certain rights to demand a registration of some or all of their Shares (a “Demand Registration”) or to request the inclusion of some or all of their Shares in a registration being affected by the Issuer for itself or on behalf of another person (a “Piggyback Registration”); in each case subject to customary registration procedures and indemnity provisions. The Issuer is obligated to use commercially reasonable efforts to prepare and file a registration statement within specified time periods and to cause that registration statement to be declared effective by the Securities and Exchange Commission as soon as reasonably practicable thereafter.

The Holders’ ability to cause the Issuer to effect a Demand Registration is subject to certain conditions. The Issuer is not required to effect such registration within 180 days of the effective date of any prior registration statement and may delay the filing for up to 60 days under certain circumstances.

If, pursuant to an underwritten Demand Registration or Piggyback Registration, the managing underwriter advises that the number of Shares requested to be included in such registration exceeds a maximum number (the “Maximum Number”) that the underwriter believes can be sold without delaying or jeopardizing the success of the proposed offering, the Amended and Restated Registration Rights Agreement specifies the order in which Shares are to be included, and in the case of Shares held by the parties to that agreement, allocates 50% of the Maximum Number to Starwood Capital (Starwood Capital is also allocated any unused allocation of the Colony Holders) and 50% of the Maximum Number to the Colony Holders (the Colony Holders are also allocated any unused allocation of Starwood Capital).

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement, which is attached as Exhibit 3 to this Amendment, which exhibit is incorporated by reference in its entirety in this Item 6.

On October 11, 2016, the Issuer filed a prospectus supplement with respect to the resale from time to time of up to 30,476,578 common shares of the Issuer’s Shares by certain selling shareholders. The prospectus supplement identified Mr. Barrack as a selling shareholder with respect to up to 8,102,004 Shares. The selling shareholders identified in the prospectus supplement may offer and sell the Shares covered by such prospectus supplement through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices; however, the identification of Mr. Barrack or any selling shareholder in the prospectus supplement does not necessarily mean that he or any selling shareholder will offer or sell any of the common shares covered by the prospectus supplement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement of Schedule 13D and Form 3, dated as of October 11, 2016, by and among Colony American Homes Holdings I, L.P., Colony American Homes Holdings II, L.P., Colony American Homes Holdings III, L.P., Colony American Homes Holdings IV, L.P., Colony Distressed Credit Fund II, L.P., Series X Holdco, LLC, Manager Holdco, LLC, Thomas J. Barrack, Jr., ColCo Strategic Partners, L.P., Colony Capital CAH, L.P., Colony AH Member, LLC and CCCAH Management Partners, LLC.

CUSIP No. 19625X102	Page 17 of 17 Pages

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

Exhibit 3 – Amended and Restated Registration Rights Agreement, dated as of October 4, 2016, among Colony Starwood Homes and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on October 11, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2016	THOMAS J. BARRACK, JR.

By: /s/ Thomas J. Barrack, Jr.

Date: October 11, 2016	COLONY AMERICAN HOMES HOLDINGS I, L.P., a Delaware limited partnership

By: ColonyGP American Homes, LLC, its general partner

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

Date: October 11, 2016	COLONY AMERICAN HOMES HOLDINGS II, L.P., a Cayman Islands exempted limited partnership

By: ColonyGP American Homes, LLC, its general partner

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

Date: October 11, 2016	COLONY AMERICAN HOMES HOLDINGS III, L.P., a Delaware limited partnership

By: ColonyGP American Homes, LLC, its general partner

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

Date: October 11, 2016	COLONY AMERICAN HOMES HOLDINGS IV, L.P., a Cayman Islands exempted limited partnership

By: ColonyGP American Homes, LLC, its general partner

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

Date: October 11, 2016	COLONY DISTRESSED CREDIT FUND II, L.P., a Delaware limited partnership

By: Colony Capital Credit II, L.P., its general partner

By: ColonyGP Credit II, LLC, its general partner

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

Date: October 11, 2016	SERIES X HOLDCO, LLC, a Delaware limited liability company

By: Manager Holdco LLC, its managing member

By: Colony AH Member, LLC, its managing member

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

Date: October 11, 2016	MANAGER HOLDCO, LLC, a Delaware limited liability company

By: Colony AH Member, LLC, its managing member

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

Date: October 11, 2016	COLCO STRATEGIC PARTNERS, L.P., a Cayman Islands exempted limited partnership

By: ColCoGP Strategic Partners, LLC, its general partner

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

Date: October 11, 2016	COLONY CAPITAL CAH, L.P., a Delaware limited partnership

By: ColonyGP CAH, LLC, its general partner

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

Date: October 11, 2016	COLONY AH MEMBER, LLC, a Delaware limited liability company

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

Date: October 11, 2016	CCCAH MANAGEMENT PARTNERS, LLC, a Delaware limited liability company

By: Manager Holdco, its managing member
By: Colony AH Member, its managing member

By: /s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President